EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements
Consolidated (Thousands of Dollars)

	12 months
	ended
	September 30,	Years Ended December 31
	2004	2003	2002	2001	2000
Fixed charges, as defined:
Interest expense	$85,174	$85,013	$96,005	$100,180	$64,765
Amortization of debt expense and premium - net	8,190	7,972	8,861	5,639	3,409
Interest portion of rentals	4,336	4,452	6,140	5,140	4,324

Total fixed charges	$97,700	$97,437	$111,006	$110,959	$72,498

Earnings, as defined:
Income from continuing operations	$28,136	$50,643	$42,174	$68,241	$109,065
Add (deduct):
Income tax expense	17,647	35,340	34,849	40,585	81,143
Total fixed charges above	97,700	97,437	111,006	110,959	72,498

Total earnings	$143,483	$183,420	$188,029	$219,785	$262,706

Ratio of earnings to fixed charges	1.47	1.88	1.69	1.98	3.62

Fixed charges and preferred dividend requirements:
Fixed charges above	$97,700	$97,437	$111,006	$110,959	$72,498
Preferred dividend requirements(1)	—	1,910	4,387	3,878	41,394

Total	$97,700	$99,347	$115,393	$114,837	$113,892

Ratio of earnings to fixed charges and preferred dividend requirements	1.47	1.85	1.63	1.91	2.31

(1)	Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.